UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 6, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2020 Annual General Shareholders’ Meeting to be held on November 20, 2020
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 6, 2020

Item 1

To Our Valued Shareholders:

I hope this letter finds you and your loved ones safe and healthy. So much has changed over the last several months, but before I address the current environment and our outlook for the future, I want to remind you of our performance in 2019. By taking a long-term approach to running our business and generating shareholder value, we not only drove historically strong results in 2019 but also entered the current crisis from a position of strength.

Throughout 2019 we focused on the disciplined execution of our three-pillar strategy, which included running great restaurants, featuring the most attractive menus and enhancing the customer experience through exceptional interactions with our team. The result was to, once again, drive growth in both guest traffic and average check. Consolidated comparable sales grew 11.8% for the full year, solidly above our blended inflation rate and outpacing our main competitors in all our main markets.

Our performance in Brazil last year was particularly gratifying considering the level of competition and the relatively soft economic environment. Experience of the Future (EOTF), Delivery and Digital – along with our menu management and engaging marketing initiatives – drove a 9.7% increase in comparable sales for the full year. This increase exceeded inflation and was about double the average reported by the entire Brazilian Food Service Industry last year.

The momentum in our topline magnified the impact of our continued focus on managing costs and expenses, leading to efficiencies in all cost line items, including the lowest restaurant payroll expenses as a percentage of sales in our history. As a result, we delivered an adjusted EBITDA margin of 10.0%, which was the highest full-year adjusted EBITDA margin since we became a public company in April 2011.

We opened 90 new restaurants in 2019, ending the year with 2,293 locations across the region, including almost 1,100 free-standing and 683 EOTF restaurants; exceeding our EOTF target of 650 by year-end 2019. We introduced EOTF restaurants to seven more markets in 2019, and increased the EOTF network in Brazil, Argentina and Uruguay. This new format resonated strongly with our guests, providing a substantially better sales lift versus our initial expectations, which is why we accelerated the implementation.

By executing against our plan and delivering our operating targets, we also fortified our balance sheet, ending 2019 with $122 million in cash and a Net Debt to adjusted EBITDA ratio of just 1.6x, which was well below our long-term comfort range of 2.0x to 2.5x and did not include significant maturities before 2023.

Moving forward, Arcos Dorados is the best-positioned restaurant operator to manage through the current health crisis in Latin America and the Caribbean. We are focused on providing our guests the safest restaurant experience in the region by leveraging our unmatched restaurant footprint, best-in-class operational capabilities and industry-leading digital platform.

We took a proactive and aggressive approach to the initial Crisis Management Phase of our Plan to guide Arcos Dorados through the pandemic. During that time, we placed a priority on the health and safety of our people and our guests. Our well-received McProtegidos, or McSafe, Program was the industry’s first and most comprehensive initiative to ensure a safe restaurant environment for our people to work in and for our guests to visit.

We quickly stabilized our operating cash flows around the third week of April 2020 by converting much of our cost structure to variable, suspending all capital investments (other than those needed to ensure employee and food safety) and taking other cash management actions, thus limiting the amount of short-term indebtedness needed to meet our obligations.

We are now in the Recovery Phase of our Plan, driving sequential improvements in our topline, profitability and cash flow generation by focusing on the Three D’s of our business (Drive-thru, Delivery and Digital) while maintaining strong cost, expense and cash management practices. Drive-thru and Delivery sales were up around 50% and 150%, respectively, during the second quarter thanks to the most extensive Drive-thru network and most readily-available Delivery service in the region’s quick service restaurant industry. We are rapidly adapting our digital platform, which was already a core component of our long-term plan pre-pandemic, to the new operating environment by adding capabilities to our highly-rated Mobile App as well as new ways to order Delivery and Take-away from our restaurants.

In the coming months, we expect to enter the Full Revival Phase of our Plan, when consumer behaviors will begin to normalize. However, we believe health concerns and price-sensitivity will continue to impact the Latin American restaurant industry landscape in the short and even medium-term. We are taking these factors into consideration as we develop a revised long-term growth plan for our business but remain confident that we will enter this final phase in a stronger competitive position than we had before the start of the pandemic.

We also remain committed to supporting the communities that we serve. Our Receta del Futuro, or Recipe for the Future, is focused on five main areas of impact: sustainable sourcing, packaging and recycling, climate change, youth opportunity and commitment to families. You should expect us to continue highlighting the specific initiatives, milestones and targets we have established for each of these areas. In the meantime, our latest Social Commitment and Sustainable Development Report is available at: www.recetadelfuturo.com

Our ambitious investment and long-term growth plan may have been interrupted for the time being, but we remain optimistic about the long-term potential of our region. We are committed to navigating this challenging period in a way that allows us to quickly pivot back to growing our business and generating shareholder value by capitalizing on the momentum we have been building for Latin America’s favorite restaurant Brand.

Thank you for your continued support of Arcos Dorados.

Sincerely,

Marcelo Rabach

Chief Executive Officer

Item 2

NOTICE OF 2020 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2020 Annual General Shareholders’ Meeting to be held on November 20, 2020, at 10:00 a.m. (Buenos Aires local time) at the Company’s office located at Roque Saenz Pena 432, Olivos, Buenos Aires, Argentina, B1636FFB, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2019, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2019. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2020. (Proposal 2)

4.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2023. (Proposal 3)

a.	Mr. Michael Chu

b.	Mr. Jose Alberto Velez

c.	Mr. Jose Fernandez

Each of Messrs. Chu, Velez and Mr. Fernandez currently serve as Class III Directors on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Chu, Velez and Mr. Fernandez are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on November 9, 2020 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on November 19, 2020. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from November 10, 2020 to November 19, 2020 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mrs. Victoria Darriba, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from November 10, 2020 to November 19, 2020 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton
Executive Chairman of the Board of Directors Dated: October 30, 2020

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

MR. MICHAEL CHU

Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Managing Director and cofounder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving the emerging middle class and low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Argentina. He also serves on the board of Sealed Air Corporation (NYSE:SEE) and Takeoff Technologies, Inc, a private company in Boston, Massachusetts.

MR. JOSE ALBERTO VELEZ

Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal and Grupo Daabon in Colombia. He also is Chairman of the Board of Trustees of the Universidad EAFIT. In addition, he is member of the Latin American Chapter of the Wilson Center in Washington D.C.

MR. JOSE FERNANDEZ

Mr. Fernandez has been a member of our board of directors since October 1, 2013 and is a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD.

Item 3

ARCOS DORADOS HOLDINGS INC. ROQUE SAENZ PENA 432 OLIVOS, BUENOS AIRES, ARGENTINA, B1636FFB

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to the “Register for Meeting” link at www.proxyvote.com.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D26526-P46919	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
3. Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Meeting of Shareholders held in the calender year 2023.
Nominees:
01) Mr. Michael Chu 02) Mr. Jose Alberto Velez 03) Mr. Jose Fernandez
Each of Messrs. Chu, Velez and Fernandez currently serve as Class III Directors on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Chu, Velez and Fernandez are enclosed.
The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2019, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2019.
2. Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company's independent auditors for the fiscal year ending December 31, 2020.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Shareholders’ Meeting:

The Notice of Annual General Meeting is available at www.proxyvote.com.

D26527-P46919

ARCOS DORADOS HOLDINGS INC.

Annual General Shareholders' Meeting

November 20, 2020 10:00 AM (Buenos Aires Time)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Shareholders' Meeting to be held at 10:00 AM, (Buenos Aires Time) on November 20, 2020, at Roque Saenz Pena 432, Olivos, Buenos Aires, Argentina, B1636FFB and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side